BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
ir@berkleyresources.com

March 20, 2007
Trading Symbols: BKS - TSX Venture
BRKDF - OTC (US)
Frankfurt W8O

BERKLEY TO SELL IT’S VANCOUVER OFFICE BUILDING FOR $4 MILLION TO BECOME A PURE OIL AND GAS COMPANY

BERKLEY RESOURCES INC. (the “Company”) has entered into an offer to purchase and contract of purchase and sale with Deecorp Ventures Ltd. (the “Purchaser”) for the sale of the Company’s real estate assets consisting of an office building located at 455 Granville Street, Vancouver, BC for the sum of $4,000,000. The initial deposit of $500,000 has been deposited directly to the Company. This deposit will bear interest at an annual rate of 4%, accruing to the benefit of the Purchaser and to be applied to the purchase price on closing. On closing, the Purchaser will pay $3,000,000 and the Company will extend financing to the Purchaser in the amount of $500,000 in the form of a second mortgage on the property. The second mortgage will have a term of one year at an annual interest rate of 8%, calculated semi-annually, not in advance. The closing is expected to take place on or before September 7, 2007. “This is a very important day for Berkley,” stated it’s President Lindsay Gorrill, “the sale of the building allows us to be completely debt free and to focus 100% of our time on our main oil and gas projects, Senex and Crossfield.” Proceeds of the sale will be used to pay off corporate debt of $3.3 million and the remainder will be used for exploration and working capital. No commission or finders fees will be paid.

The above transaction will be subject to regulatory approval.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO
Tel: (604) 682-3701
www.berkleyresources.com
leg333@roadrunner.com

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